Exhibit 99.1

FangDD Reports Fourth Quarter and Full Year 2022 Unaudited Financial Results

Shenzhen, China, March 16, 2023 (GlobeNewswire) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a leading property technology company in China, today announced its unaudited financial results for the three months and the year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

●	Revenue for the three months ended December 31, 2022 decreased by 25.8% to RMB59.9 million (US$8.7 million) from RMB80.7 million for the same period of 2021.

●	Net loss for the three months ended December 31, 2022 decreased by 94.6% to RMB32.7 million (US$4.7 million) from RMB604.1 million for the same period of 2021.

●	Non-GAAP[1] net loss was RMB30.1 million (US$4.4 million) for the three months ended December 31, 2022, compared to non-GAAP net loss of RMB591.6 million for the same period of 2021.

Full Year 2022 Financial Highlights

●	Revenue in 2022 decreased by 73.9% to RMB245.9 million (US$35.7 million) from RMB942.4 million in 2021.

●	Net loss in 2022 decreased by 80.1% to RMB239.6 million (US$34.7 million) from RMB1,203.0 million in 2021.

●	Non-GAAP net loss was RMB222.9 million (US$32.3 million) in 2022, compared to non-GAAP net loss of RMB1,155.9 million in 2021.

Fourth Quarter 2022 Operating Highlights

●	The number of active agents[2] was 37.1 thousand for the three months ended December 31, 2022, representing a decrease of 49.2% from 73.0 thousand for the same period of 2021.

●	Total closed-loop GMV[3] facilitated on the Company’s platform for the three months ended December 31, 2022 decreased by 55.5% to RMB3.4 billion (US$0.5 billion) from RMB7.5 billion for the same period of 2021.

Full Year 2022 Operating Highlights

●	The number of active agents in the Company’s marketplace was 143.7 thousand in 2022, representing a decrease of 62.0% from 378.0 thousand in 2021.

●	Total closed-loop GMV facilitated on the Company’s platform in 2022 decreased by 72.6% to RMB22.5 billion (US$3.3 billion) from RMB82.2 billion in 2021.

1 Non-GAAP net loss is defined as net loss excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2 “Active agents” refer to real estate agents who have visited our marketplace and used one or more of its functions within a period of time.

3 “Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in the Company’s marketplace during the specified period. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

Mr. Xi Zeng, Chairman and Chief Executive Officer of FangDD, commented, “In 2022, new property sales decreased by 26.7% year-over-year in China, which represents the largest decline on record, leading to the outbreak of real estate developer liquidity risk. In 2022, the Company continued to control risks and losses to survive the market downturn. Going forward, the Company will proactively shrink the transaction size on our marketplace for new property business and improve the account-receivable management to control the operation risk caused by developer credit risk outbreak. The Company plans to strengthen cooperation with high-quality developers and carry out new projects with caution. At the same time, the Company will continue to explore the second growth curve in combination with the Company’s existing strengths and the industry’s new trajectory.”

Fourth Quarter 2022 Financial Results

REVENUE

Revenue for the three months ended December 31, 2022 decreased by 25.8% to RMB59.9 million (US$8.7 million) from RMB80.7 million for the same period of 2021.

COST OF REVENUE

Cost of revenue for the three months ended December 31, 2022 decreased by 34.4% to RMB49.9 million (US$7.2 million) from RMB76.0 million for the same period of 2021.

GROSS PROFIT

Gross profit for the three months ended December 31, 2022 increased to RMB10.0 million (US$1.5 million) from RMB4.7 million for the same period of 2021.

OPERATING EXPENSES

Operating expenses for the three months ended December 31, 2022, which included share-based compensation expenses of RMB2.6 million (US$0.38 million), decreased by 83.4% to RMB66.7 million (US$9.7 million) from RMB402.0 million, which included share-based compensation expenses of RMB12.4 million, for the same period of 2021.

●	Sales and marketing expenses for the three months ended December 31, 2022 decreased to RMB1.7 million (US$0.25 million) from RMB5.4 million for the same period of 2021.

●	Product development expenses for the three months ended December 31, 2022 decreased to RMB12.0 million (US$1.7 million) from RMB25.5 million for the same period of 2021.

●	General and administrative expenses for the three months ended December 31, 2022 decreased to RMB53.0 million (US$7.7 million) from RMB371.1 million for the same period of 2021.

NET LOSS

Net loss for the three months ended December 31, 2022 decreased by 94.6% to RMB32.7 million (US$4.7 million) from RMB604.1 million for the same period of 2021.

Non-GAAP net loss was RMB30.1 million (US$4.4 million) for the three months ended December 31, 2022, compared to non-GAAP net loss of RMB591.6 million for the same period of 2021.

NET LOSS PER ADS

Basic and diluted net loss per American depositary share (“ADS”) for the three months ended December 31, 2022 were both RMB5.63 (US$0.82). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per ADS for the same period of 2021 were both RMB110.25. Each ADS currently represents 375 Class A ordinary shares of the Company.

Full Year 2022 Financial Results

REVENUE

Revenue in 2022 decreased by 73.9% to RMB245.9 million (US$35.7 million) from RMB942.4 million in 2021. The decrease was mainly due to the decrease in total closed-loop GMV facilitated on the Company’s platform by 72.6% to RMB22.5 billion (US$3.3 billion) from RMB82.2 billion in 2021, which in turn resulted from i) the continued property market downturn and the Company’s actions to cease business cooperation with high credit risk developers to avoid further losses caused by developer credit risk, ii) the resurgence of COVID-19 outbreaks in China, which significantly affected the Company’s business development, and iii) the measures that the Company has taken to reduce its business scale of new property and resale property transaction service business to minimize its exposure to the systematic risk of real estate industry in the continued downturn.

COST OF REVENUE

Cost of revenue in 2022 decreased by 73.5% to RMB221.2 million (US$32.1 million) from RMB835.9 million in 2021. The decrease was primarily due to the significant drop in revenue for both new property and resale property transaction services, which resulted in a decrease in the commission fees payable to agents for their services rendered.

GROSS PROFIT AND GROSS MARGIN

Gross profit in 2022 decreased by 76.8% to RMB24.7 million (US$3.6 million) from RMB106.5 million in 2021. Gross margin in 2022 decreased to 10.1% from 11.3% in 2021.The decrease was mainly because: i) we strategically adjusted our resale property and new property business scale to cease business cooperation with high credit risk developers to avoid further losses due to continuous downturn of real estate transactions market, which resulted in a significant decrease of the gross profit, and ii) the development of other value added services offered to various platform participants with higher gross profit margins has not yet reached a scale, so its contribution to our gross profit is currently limited.

OPERATING EXPENSES

Operating expenses in 2022, which included share-based compensation expenses of RMB RMB16.7 million (US$2.4 million), decreased by 74.2% to RMB274.1 million (US$39.7 million) from RMB1,063.8 million, which included share-based compensation expenses of RMB47.1 million, in 2021.

●	Sales and marketing expenses in 2022 decreased to RMB13.2 million (US$1.9 million) from RMB64.9 million in 2021. The decrease was primarily due to the optimization of the sales department composition, the reduced spending on marketing activities related to new property transaction services, and reduced scale of the resale property transactions.

●	Product development expenses in 2022 decreased to RMB66.0 million (US$9.6 million) from RMB167.5 million in 2021. The decrease was attributable to the decreases in personnel-related expenses following the Company’s decision to significantly cut investments in research and development for resale property business.

●	General and administrative expenses in 2022 decreased to RMB195.0 million (US$28.3 million) from RMB831.4 million in 2021. The decrease was mainly due to: i) the decrease in provision of impairment of certain assets, such as accounts receivable due from developers, other accounts receivable of project deposits and short-term investments, and ii) the actions that the Company has taken to improve operating efficiency, including the action to reduce redundant positions, due to the expected continuation of the current market condition in the foreseeable future.

NET LOSS

Net loss in 2022 was RMB239.6 million (US$34.7 million), compared to a net loss of RMB1203.0 million in 2021.

Non-GAAP net loss in 2022 was RMB222.9 million (US$32.3 million), compared to non-GAAP net loss of RMB1,155.9 million in 2021.

NET LOSS PER ADS

Basic and diluted net loss per ADS in 2022 were both RMB43.88 (US$6.36). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per ADS in 2021 were both RMB217.13. Each ADS currently represents 375 Class A ordinary shares of the Company.

Liquidity

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB184.7 million (US$26.8 million), short-term bank borrowings of RMB72.5 million (US$10.5 million), and un-utilized bank facilities of RMB80.0 million (US$11.60 million). In 2022, net cash used in operating activities was RMB127.0 million (US$18.4 million).

Recent Development

On March 2, 2023, the Company entered into securities purchase agreements with several investors, pursuant to which the Company agreed to sell and issue an aggregate of 1,000,000 ADSs to such investors at a purchase price of US$0.6208 per ADS in a registered direct offering. On March 3, 2023, 322,164 ADSs were issued to one investor at the first closing. The offering is subject to terms and conditions, among others, that the closings shall consummate on or before March 16, 2023. As the additional closings did not take place by such date, the Company and the investors have mutually agreed to terminate the agreements. The Company intends to use the net proceeds from this offering for general corporate purposes.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, this press release presents non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) and non-GAAP net margin by excluding share-based compensation expenses from income (loss) from operations and net income (loss). The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. Using the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared under U.S. GAAP, but should not be considered a substitute for, or superior to, financial measures prepared under U.S. GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail:ir@fangdd.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	As of December 31,	As of December 31,
	2021	2022
Assets
Current assets
Cash and cash equivalents	492,107	143,934
Restricted cash	24,131	38,811
Short-term investments	6,150	2,000
Accounts receivable, net	884,740	470,997
Prepayments and other current assets	220,171	191,996
Inventory	-	11,157
Total current assets	1,627,299	858,895

Total assets	1,912,983	1,076,679

LIABILITIES
Current liabilities
Short-term bank borrowings	134,780	72,500
Accounts payable	1,175,943	659,215
Customers’ refundable fees	30,997	30,747
Accrued expenses and other payables	238,198	181,140
Income taxes payable	813	4,876
Operating lease liabilities-current		1,243
Total current liabilities	1,580,731	949,721

Total liabilities	1,609,306	981,285

Total Fangdd Network Group Ltd. shareholders' equity	313,259	100,116
Non-controlling interests	(9,582)	(4,722)
Total equity	303,677	95,394

Total liabilities and equity	1,912,983	1,076,679

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Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	For the Three Months Ended December 31,		For the Fiscal Year Ended December 31,
	2021	2022	2021	2022
Revenue	80,705	59,904	942,380	245,948
Cost of revenues	(76,000)	(49,888)	(835,873)	(221,213)
Gross profit	4,705	10,016	106,507	24,735

Operating expenses:
Sales and marketing expenses	(5,351)	(1,726)	(64,914)	(13,195)
Product development expenses	(25,473)	(11,957)	(167,530)	(65,971)
General and administrative expenses	(371,145)	(53,007)	(831,358)	(194,962)
Total operating expenses	(401,969)	(66,690)	(1,063,802)	(274,128)

Loss from operations	(397,264)	(56,674)	(957,295)	(249,393)

Net loss	(604,083)	(32,739)	(1,202,997)	(239,588)
Net loss/(gain) attributable to minority shareholders	3,859	169	31,832	(4,450)
Net loss attributable to ordinary shareholders	(600,224)	(32,570)	(1,171,165)	(244,038)

Net loss	(604,083)	(32,739)	(1,202,997)	(239,588)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	(5,283)	(8,353)	(7,926)	11,036
Total comprehensive loss, net of income taxes	(609,366)	(41,092)	(1,210,923)	(228,552)
Total comprehensive loss/(gain) attributable to minority shareholders	3,859	169	31,832	(4,450)
Total comprehensive loss attributable to ordinary shareholders	(605,507)	(40,923)	(1,179,091)	(233,002)

Net loss per share
- Basic	(0.29)	(0.02)	(0.58)	(0.12)
- Diluted	(0.29)	(0.02)	(0.58)	(0.12)
Net loss per ADS
- Basic	(110.25)	(5.63)	(217.13)	(43.88)
- Diluted	(110.25)	(5.63)	(217.13)	(43.88)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted
- Basic	2,040,120,324	2,166,802,622	2,022,446,988	2,078,624,721
- Diluted	2,040,120,324	2,166,802,622	2,022,446,988	2,078,624,721

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Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands of Renminbi, except for share and per share data)

	For the Three Months Ended December 31,		For the Fiscal Year Ended December 31,
	2021	2022	2021	2022
GAAP loss from operations	(397,264)	(56,674)	(957,295)	(249,393)
Share-based compensation expenses	12,447	2,642	47,066	16,724
Non-GAAP loss from operations	(384,817)	(54,032)	(910,229)	(232,669)

GAAP net loss	(604,083)	(32,739)	(1,202,997)	(239,588)
Share-based compensation expenses	12,447	2,642	47,066	16,724
Non-GAAP net income/(loss)	(591,636)	(30,097)	(1,155,931)	(222,864)

GAAP operating margin	(492.24%)	(94.61%)	(101.58%)	(101.40%)
Share-based compensation expenses	15.42%	4.41%	4.99%	6.80%
Non-GAAP operating margin	(476.82%)	(90.20%)	(96.59%)	(94.60%)

GAAP net margin	(748.51%)	(54.65%)	(127.66%)	(97.41%)
Share-based compensation expenses	15.42%	4.41%	4.99%	6.80%
Non-GAAP net margin	(733.08%)	(50.24%)	(122.66%)	(90.61%)

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